REXAM

RECEIVED
2004 AUG -3 P 1:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

04035960

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

28 July 2004

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
AUG 04 2004
THOMSON
FINANCIAL

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

FILE NO 82-3

REXAM

RECEIVED
2004 AUG -3 P 1:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

Rexam takes action to balance Brazilian beverage can capacity and demand

Rexam, the global consumer packaging group, announces that it is to close its beverage can making plant in Jacarei, Brazil. The plant was acquired when Rexam took over Latasa, Brazil's largest beverage can maker, in November of 2003.

The Jacarei plant has 105 employees and manufactures 12 oz and 16 oz (33 cl and 44 cl) cans.

Commenting on the closure, Bill Barker, head of Beverage Can Americas: "We are continuing our resolve to balance beverage can capacity and demand in the markets in which we operate. Our focus on quality and continuous improvement, in addition to synergies realised across the Americas since the Latasa acquisition, has enabled us to increase efficiencies throughout our manufacturing and distribution operations. This closure will not affect our ability to meet the needs of our customers. The volumes from Jacarei will be consolidated at other Rexam plants in Brazil."

28 July 2004

Enquiries

USA (Rexam Beverage Can Americas)

Bill Barker, Sector Director

Greg Brooke, Communications Director +1 773 418 6088

UK

Jonathan Thornton, Group Communications Manager +44 20 7227 4100

REXAM

PRESS RELEASE

Rexam to bring German glass container production capacity into line with market

Rexam, the global consumer packaging group, announces that it is intending to shut down one furnace and related production lines in its glass container operations in Germany.

The measures, decided in conjunction with the local supervisory board, are likely to affect 120 jobs, the majority of them in Wahlstedt where one furnace and three associated production lines will close. The shutting down of the furnace reduces Rexam's glass smelting capacity by 6 %.

Egbert Thüsing, managing director of Rexam Glass Germany, comments: "The introduction of the deposit on one-way beverage packaging, and the proposed widening of its scope to include other non-carbonated beverages, has further affected glass volumes in Germany. These capacity adjustments, although regrettable, are very much in line with our ongoing post acquisition development plan designed to drive cost competitiveness and earnings growth and will help ensure Rexam's long term position in the German market."

28 July 2003

Enquiries

Rexam Glass

David Anderson, Sector Director +44 1226 710211

Rexam

Jonathan Thornton, Group Communications Manager +44 20 7227 4100

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com